UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission File Number: 333-17007

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Farm Bureau 401(k) Savings Plan

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

FBL Financial Group, Inc.

5400 University Avenue
West Des Moines, Iowa 50266

INFORMATION PROVIDED
SIGNATURES
Exhibit 23.1
Exhibit 32

INFORMATION PROVIDED

1.	Financial statements and schedule of the Farm Bureau 401(k) Savings Plan prepared in accordance with financial reporting requirements of Employee Retirement Income Security Act of 1974 are incorporated herein by reference and are attached hereto as Exhibit 1.

2.	A written consent of Independent Auditors is attached hereto as Exhibit 2 and is incorporated herein by this reference.

3.	A certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 is attached hereto as Exhibit 32 and is incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2005

FARM BUREAU 401(k) SAVINGS PLAN

By: Iowa Farm Bureau Federation
(Administrator of the Plan)

By	/s/ Craig A. Lang

Craig A. Lang
President

By	/s/ Jerry C. Downin

Jerry C. Downin
Secretary and Treasurer

Exhibit 1

Financial Statements and Supplemental Schedule

Farm Bureau 401(k) Savings Plan
Years Ended December 31, 2004 and 2003

Farm Bureau 401(k) Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

The Board of Directors
Iowa Farm Bureau Federation

We have audited the accompanying statements of net assets available for benefits of the Farm Bureau 401(k) Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year as of December 31, 2004) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Des Moines, Iowa
June 17, 2005

Farm Bureau 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets
Investments:
Mutual funds, at fair value	$55,650,019	$46,046,135
Pooled investment trust, at fair value	16,132,457	13,660,563
Group flexible premium deferred annuity	14,190,312	12,680,162
Notes receivable from participants	1,638,566	1,493,705

Total investments	87,611,354	73,880,565

Contribution receivables:
Employer	20,652	8,394
Participants	9,968	2,143

Total contribution receivables	30,620	10,537

Cash	38	—
Amount receivable from pending investment trades	141,284	146,043
Accrued investment income receivable	289,768	247,982

Total assets	88,073,064	74,285,127

Liabilities
Other	—	1,017

Total liabilities	—	1,017

Net assets available for benefits	$88,073,064	$74,284,110

See accompanying notes.

Farm Bureau 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2004	2003
Additions:
Investment income:
Interest	$640,347	$631,739
Dividends	946,857	933,376
Net unrealized and realized gains on investments	5,904,690	11,917,458

	7,491,894	13,482,573

Contributions:
Employees	7,574,730	6,983,370
Employer	3,226,704	3,434,302
Rollovers from other plans	756,316	909,689
Transfers in from other plans	—	16,057,519

Total additions	19,049,644	40,867,453

Deductions:
Benefits paid to participants	(5,249,290)	(7,805,909)
Administrative expenses	(11,400)	(9,800)

Total deductions	(5,260,690)	(7,815,709)

Net additions	13,788,954	33,051,744

Net assets available for benefits at beginning of year	74,284,110	41,232,366

Net assets available for benefits at end of year	$88,073,064	$74,284,110

See accompanying notes.

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements

1. Significant Accounting Policies

Investments in mutual funds are stated at fair market value, based on the latest quoted market price. The pooled investment trust is stated at fair market value, based on the latest quoted market price of the investments (principally common stock of FBL Financial Group, Inc.) held within the fund. Investment in group flexible premium deferred annuity, which is considered a fully benefit-responsive contract, is valued at contract value (including earnings attributed to the investment). Contract value approximates fair value.

Notes receivable from participants are stated at the unpaid principal balance plus accrued interest, which approximate fair value. The interest rate used is the Wells Fargo prime lending rate at the origination of the loan. Interest rates on loans outstanding at year end ranged from 4.00% to 10.25% for 2004 and 4.25% to 10.25% for 2003.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

2. Description of the Plan

Farm Bureau 401(k) Savings Plan (the Plan) is a defined contribution plan which is designed to provide retirement benefits. The Plan covers substantially all employees of the Iowa Farm Bureau Federation and affiliated companies, FBL Financial Group, Inc., the Arizona Farm Bureau Federation, the New Mexico Farm and Livestock Bureau, the Minnesota Farm Bureau Federation, the South Dakota Farm Bureau Federation, the Utah Farm Bureau Federation, the Kansas Farm Bureau, and the Nebraska Farm Bureau Federation (collectively, the Companies). Participants may contribute a portion of their compensation, pre-tax, to the Plan. The maximum amount contributed is determined by each participating company, currently set at 50% for all of the companies and additional

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

limits are imposed by the Internal Revenue Service. Certain participating companies match employee contributions up to 4% of eligible compensation. Certain participating companies make non-elective contributions from 5% to 7% of eligible compensation.

The Plan also allows for participants to borrow money from the Plan subject to certain provisions.

Employer-matching contributions for certain participating companies are invested in FBL Financial Group, Inc. common stock through ownership of units of a pooled investment trust. Participants own units of this trust rather than directly owning the stock. Participants are immediately fully vested in such contributions.

On termination of service, the participant may elect to receive either a lump-sum amount equal to the value of the account or equal installment payments over a period of time not to exceed the life expectancy of the participant.

Wells Fargo Bank N.A. is the Plan’s trustee and provides recordkeeping services to the Plan.

Although it has not expressed an intent to do so, the Companies have the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

The foregoing description of the Plan provides only general information. A more complete description of the Plan’s provisions may be obtained from the Plan administrator.

Effective January 1, 2003, the Plan was amended to add the Kansas Farm Bureau as a participating employer. Assets totaling $16,057,519 from the Kansas Farm Bureau Super Saver Retirement Savings Plan were transferred into the Plan. The assets transferred consisted of $15,869,764 of mutual funds and $187,755 of notes receivable from participants.

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Investments

Contributions are invested in affiliated and unaffiliated mutual funds, a group flexible premium deferred annuity sponsored by or offered by the Companies and, as discussed above, a pooled investment trust which invests primarily in the common stock of FBL Financial Group, Inc. Participants may select the investments in which to invest their contributions. The mutual funds invest primarily in common stocks, fixed income, high quality corporate bonds, debt securities of the United States Government and short-term money market instruments. Participants electing to have contributions deposited into the group flexible premium deferred annuity receive interest at a rate determined by management of Farm Bureau Life Insurance Company, with a guaranteed minimum rate of 3%. These rates vary based upon the investment experience of the general account of Farm Bureau Life Insurance Company. The interest rate credited to these contributions ranged from 4.10% to 4.35% during 2004 and from 4.35% to 5.00% during 2003.

Participants who elect to purchase units in the pooled investment trust do so at the market price of the units when the trade is executed.

All investments are considered participant directed.

During 2004 and 2003, the Plan’s investments (including investments purchased, sold as well as held during the year) increased in fair value as follows:

	Year Ended December 31,
	2004	2003
Mutual funds	$1,231,202	$8,431,902
Pooled investment trust	4,673,488	3,485,556

	$5,904,690	$11,917,458

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2004	2003
EquiTrust Series Fund, Inc.:
Managed Portfolio (391,241 shares in 2004 and 374,742 shares in 2003)	$5,837,321	$5,235,139
Blue Chip Portfolio (261,200 shares in 2004 and 261,870 shares in 2003)	10,377,495	9,966,766
Value Growth Portfolio (391,011 shares in 2004 and 398,316 shares in 2003)	5,133,977	4,731,996
Fidelity Advisor Mid-Cap Fund (256,734 shares in 2004 and 213,522 shares in 2003)	6,433,764	4,750,861
Vanguard Explorer Fund (61,978 shares in 2004 and 51,795 shares in 2003)	4,621,677	3,398,809
Wells Fargo Large Company Growth Fund (146,868 shares in 2004 and 157,508 shares in 2003)	6,854,335	7,130,376
FBL Financial Group, Inc. common stock* (558,949 shares in 2004 and 510,508 shares in 2003)	15,957,994	13,171,106
Group flexible premium deferred annuity	14,190,312	12,680,162

*	The FBL Financial Group, Inc. common stock is owned indirectly through investment in a pooled investment trust.

On December 1, 2003, EquiTrust Money Market, Dreyfus Emerging Leaders Fund and the T. Rowe Price International Trust were eliminated from the Plan as investment options. Two new funds were offered as replacements, Vanguard Explorer Fund and the American EuroPacific Fund. Any amounts in the Dreyfus Emerging Leaders Fund and T. Rowe Price International Fund at December 1, 2003 were transferred to the Vanguard Explorer Fund and the American EuroPacific Fund, respectively. The balance in the EquiTrust Money Market Fund was transferred to the group flexible premium deferred annuity on December 1, 2003.

Farm Bureau 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The Plan had open investment trades totaling $141,284 at December 31, 2004 and $146,043 at December 31, 2003, which were settled during January of the next year. The receivables for the trades in process have been reflected in the statement of net assets available for benefits.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 6, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Administrative and Operating Expenses

The Companies pay substantially all administrative and operating expenses of the Plan.

Supplemental Schedule

Farm Bureau 401(k) Savings Plan
E.I.N. 42-0331840
Plan #004

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2004

	Description of Investment, Including Maturity
Identity of Issue, Borrower,	Date, Rate of Interest, Collateral, Par or		Current
Lessor, or Similar Party	Maturity Value	Cost (1)	Value
Participant directed:
	Mutual funds, at fair value:
EquiTrust Series Fund, Inc. (2)	High Grade Bond Portfolio		$3,743,804
EquiTrust Series Fund, Inc. (2)	Strategic Yield Portfolio		2,300,805
EquiTrust Series Fund, Inc. (2)	Managed Portfolio		5,837,321
EquiTrust Series Fund, Inc. (2)	Blue Chip Portfolio		10,377,495
EquiTrust Series Fund, Inc. (2)	Value Growth Portfolio		5,133,977
American Century Investments	Small Cap Value Fund		4,073,921
American Funds	Euro Pacific Growth Fund		3,178,056
Fidelity Investments	Fidelity Advisor Mid-Cap Fund		6,433,764
Van Kampen Investments	American Cap Comstock Fund		3,094,864
Vanguard	Explorer Fund		4,621,677
Wells Fargo, Inc. (2)	Wells Fargo Large Company Growth Fund		6,854,335

	Pooled investment trust investments, at fair value:
FBL Financial Group, Inc. (2)	FBL Financial Group, Inc. Common Stock		15,957,994
Wells Fargo, Inc. (2)	Short Term Investment Fund for EBT		174,463

Farm Bureau Life Insurance Company (2)	Group flexible premium deferred annuity		14,190,312

Various participants	Notes receivable, 4.00% – 10.25%, due through December 2010		1,638,566

Total investments			$87,611,354

(1)	Cost information is only required for non-participant directed investments.

(2)	The issuer is considered a party in interest to the Plan.